Mail Stop 4561

December 3, 2008

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
411 First Avenue South, Suite 600
Seattle, WA 98104-2860

> **Re: Cray Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on March 31, 2008**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your response letter dated November 26, 2008 in connection with the above-referenced filings and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

1.   We note your response to comment 1 of our letter dated November 5, 2008, containing a further analysis of the filing obligation with respect to the DARPA Phase III agreement. We disagree with your analysis as to when an agreement is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K and express no opinion on the conclusions that you have reached. However, given that the company and its management are in possession of all facts relating to the company's disclosure, and with due regard to the information set forth in your response letters and disclosed in your subsequent Exchange Act reports, we have determined not to pursue this issue further at the present time. Accordingly, we have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

* * * * * * *

Please address any questions to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact David L. Orlic, Special Counsel, at (202) 551-3503. If you thereafter require additional assistance, you may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief